The Prudential Investment Portfolios, Inc.

655 Broad Street

Newark, New Jersey 07102

November 27, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Jennison Growth Fund
Post-Effective Amendment No. 55 to the Form N-1A Registration Statement
under the Securities Act of 1933;
Amendment No. 56 to the Form N-1A Registration Statement
under the Investment Company Act of 1940
Securities Act Registration No. 033-61997
Investment Company Act No. 811-07343

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on September 28, 2017 on behalf of The Prudential Investment Portfolios, Inc. (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding two new classes of shares to the Prudential Jennison Growth Fund (the Fund), which is a series of the Registrant. The new classes of shares are known as Class R2 and Class R4.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by you by telephone on November 9, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Alberto Zapata prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class R2 and R4 shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class R2 and Class R4 shares of each Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” please consider revising all whole numbers in this and other numeric tables so that all whole numbers are followed by “.00.” Example: please revise the figure 1% so that it reads 1.00%.

Response: The requested revisions have been made in the Prospectus, as well as in the SAI.

COMMENTS ON THE PROSPECTUS:

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part: “To identify above-average growth prospects, the subadviser conducts research to determine company, industry and sector fundamentals and prospects over intermediate and longer terms, projecting how industries and businesses will change over time” Please include relevant explanation of what is meant by the term “intermediate and longer terms.” In particular, if this is meant to indicate a specific time period, please disclose the specific time period.

Response: In response to this comment, the disclosure has been revised accordingly.

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Buying and Selling Fund Shares,” the following disclosure appears: “Important Note: Class R2 and Class R4 shares are not available for purchase until on or about June 1, 2018.” Please explain why there is such a long lead time prior to when these new share classes will be available for sale.

Response: There are several reasons why the new share classes will not be available until June 2018. First, the Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it was important to provide new investors and new group retirement plans sufficient time to process and prepare for this change. Retirement plans typically have a long implementation time frame, and usually require significant lead time in order to prepare and implement the systems changes necessary to support a new share class.

Secondly, as also noted in the Prospectus, the Fund intends to close Class A, Class C, Class Z and Class R shares to most new group retirement plan investments, also to be effective on June 19, 2018. The Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it could be confusing and detrimental to the Fund and its investors if the new share classes were open and available for investment prior to when the Fund’s Class A, Class C, Class Z and Class R shares would be closed.

9. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the following disclosure is included:

“In addition to common stocks, nonconvertible preferred stocks and convertible securities, equity-related securities in which the Fund invests include American Depositary Receipts (ADRs); warrants and rights that can be exercised to obtain stock or other eligible investments; investments in various types of business ventures, including partnerships and joint ventures; securities of real estate investment trusts (REITs) and similar securities. Convertible securities are securities—like bonds, corporate notes and preferred stocks—that can be converted into the company’s common stock, the cash value of common stock or some other equity security…”

With respect to this disclosure, please include in the Fund Summary discussion of the Fund’s principal investment strategies the same listing of securities as is set out in the disclosure above.

Response: Because these additional types of securities are not considered to be principal investment strategies of the Fund, the Registrant does not believe that it would be appropriate or consistent with Form N-1A to discuss these types of securities and/or strategies in the Fund Summary.

10. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” in the table entitled “Principal and Non-Principal Strategies,” please differentiate/segregate the table so that principal and non-principal strategies are grouped separately.

Response: Upon review, we believe that the existing presentation and order complies with the requirements of Form N-1A, and therefore we respectfully decline the Staff’s comment.

11. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” please revise the discussion of “Exchange Traded Funds (ETF) Risk” so that it also discusses premium discount risk and other specific risks associated with investing in ETFs.

Response: In response to this comment, the discussion of ETF Risks has been revised accordingly.

12. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Buy Shares,” please include a discussion and explanation of “dealer reallowance,” since the sales charge table which appears in this section identifies the amount of dealer reallowance that is paid based on different sales charge amounts.

Response: In response to this comment, the Prospectus has been revised to include an explanation of the term “dealer reallowance.”

13. Comment: In the section disclosing how to reduce the sales charges applicable to Class A and Class C investors, please reference the applicable financial intermediaries under “Other Types of Investors.”

Response: The Registrant submits that the waivers apply to all financial intermediaries, subject to Appendix A that lists any waivers that apply only to specific financial intermediaries. The Registrant notes that Item 12(a)(2) of Form N-1A requires a fund to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads (e.g., letters of intent, accumulation plans, dividend reinvestment plans, withdrawal plans, exchange privileges, employee benefit plans, redemption reinvestment plans, and waivers for particular classes of investors).” With respect to the above-referenced disclosure in the prospectus, the Registrant notes that the class of investors that is eligible for the waiver of front-end sales charges on Class A shares is sufficiently described. The “class” is not specifically limited to select financial intermediaries.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel